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                         September 24, 2021

       Thomas R. Knott
       Chief Executive Officer
       GS Acquisition Holdings Corp II
       200 West Street
       New York, NY 10282

                                                        Re: GS Acquisition
Holdings Corp II
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed September 21,
2021
                                                            File No. 333-257535

       Dear Mr. Knott:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 17, 2021 letter.

       Amendment No. 3 to Registration Statement on Form S-4, Filed September 21, 2021

       Proposal No. 1 - Approval of the Business Combination
       Background of the Business Combination, page 180

   1. We note your response to comment 2 and the revisions on page 186 concerning the DCF analysis for the years
2021-2031. Please revise to explain how you considered the
                                                        speculative nature of
projections over such an extended period.
 Thomas R. Knott
FirstName LastNameThomas
GS Acquisition Holdings CorpR.IIKnott
Comapany 24,
September NameGS
              2021 Acquisition Holdings Corp II
September
Page 2    24, 2021 Page 2
FirstName LastName
       You may contact Sasha Parikh at 202-551-3627 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Christine Westbrook at 202-551-5019 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Brian Parness, Esq.